11020830

SECUR ... SION
... gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-68323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cyan Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 39th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Calimano (732-390-9902)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ashok Nayyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cyan Capital Markets LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Execute Officer

Title

Notary Public

JENNIFER RODRIGUEZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6153988
Qualified In New York County
My Commission Expires October 23, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

CYAN CAPITAL MARKETS LLC

(a wholly owned subsidiary of Cyan Partners, LP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member
Cyan Capital Markets LLC
New York, NY

We have audited the accompanying statement of financial condition of Cyan Capital Markets LLC (the "Company"), as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2011

CYAN CAPITAL MARKETS LLC

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 226,834
Deposits	51,222
	$ 278,056
LIABILITIES	
Due to parent	$ 41,760
Accounts payable and accrued expenses	21,186
	62,946
MEMBER'S EQUITY	215,110
	$ 278,056

See notes to statement of financial condition

CYAN CAPITAL MARKETS LLC

Notes to Statement of Financial Condition
December 31, 2010

NOTE A - THE COMPANY

Cyan Capital Markets LLC ("CCM" or the "Company") is a limited liability company formed on May 14, 2009 under the laws of the State of Delaware and commenced operations on February 24, 2010. The Company, a wholly-owned subsidiary of Cyan Partners, LP ("CPL" or the "Parent"), was established as an introductory broker-dealer to market high yield securities. CCM obtained Financial Industry Regulatory Authority ("FINRA") approval to operate as a broker-dealer under the Securities Exchange Act of 1934 on February 24, 2010.

The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC") and FINRA and is a member of the Securities Investor Protection Corporation ("SIPC").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid money market instruments with maturities of three months or less at date of purchase to be cash equivalents. At December 31, 2010, cash and cash equivalents were deposited in a bank and consisted of immediately available fund balances such as money market mutual funds.

[2] Revenue recognition:

As placement agent, the Company receives a percentage of the total funded amount in the form of placement fees paid by the company raising capital. These fees are recognized when earned and are negotiated on a transaction by transaction basis.

[3] Concentration of risk:

The Company's 2010 revenue was generated from one client.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENTS / ECONOMY DEPENDENCY

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $213,888, which was $208,888 in excess of its required net capital. The Company's net capital ratio was 0.29 to 1.

The Company is dependent upon its sole member to provide capital when necessary for operations or to maintain compliance with the net capital rule. The sole member has indicated its intention to continue such support as required.

CYAN CAPITAL MARKETS LLC

Notes to Statement of Financial Condition
December 31, 2010

NOTE D - INCOME TAXES

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

The Company is a single member LLC wholly owned by CPL and is a disregarded entity for federal, state and city income tax purposes. As such, the Company's income or losses are included in CPL tax returns for the year ended December 31, 2010. All tax years since inception are subject to examination.

NOTE E - RELATED PARTY TRANSACTIONS

At the Company's and the Parent's discretion, CPL may provide certain services to CCM. These consist of (i) administrative resources such as accounting, information technology, and legal; (ii) facility resources including both real and personal property such as the use of office space, copy machines, computer equipment and telephones; and (iii) utilization of the Parent's personnel. For 2010, CPL charged CCM $25,000 relating to the aforementioned services.

The Company declared a cash dividend on May 24, 2010 and December 8, 2010 to its Parent in the amount of $2,535,186 and $200,000 respectively.

NOTE F - SUBSEQUENT EVENTS

The Company's management has evaluated events through February 25, 2011, the date that the financial statement was available to be issued.